ORIGIN MATERIALS, INC.

930 Riverside Parkway, Suite 10

West Sacramento, CA 95605

July 28, 2021

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention:        Tom Kluck, Special Counsel

RE:	Origin Materials, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-257931

Ladies and Gentlemen:

Origin Materials, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 1 to Registration Statement on Form S-1 to become effective on Friday, July 30, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Matt Dubofsky and John McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Matt Dubofsky of Cooley LLP, counsel to the Registrant, at (720) 566-4244, or in his absence, John McKenna at (650) 843-5059.

[Signature Page Follows]

Very truly yours,

ORIGIN MATERIALS, INC.

By:	/s/ John Bissell
Name:	John Bissell
Title:	Co-Chief Executive Officer

cc:	Matt Dubofsky, Cooley LLP

John McKenna, Cooley LLP

Peter Werner, Cooley LLP

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